U.S. SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
___________

FORM 10-SB12(g)
___________

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

Peer Review Mediation and Arbitration, Inc.
(Name of Small Business Issuer in its charter)

Florida	65-1126951
(State of Incorporation)	IRS Employer Identification Number

1450 S. Dixie Highway, Suite 201
Boca Raton, Florida 33432
(Address and Zip Code of principal executive offices)

(561) 347-1178 [x202]
(Issuer's telephone number)

Copies to:
Brooks Law Firm, PA
1515 N. Federal Hwy, Ste. 300
Boca Raton, Florida 33432
Tel. (561) 394-8886

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be registered	Name of each exchange on which Each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 Par Value

(Title of Class)

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations contain projections of our future results of operations or financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition, control, including, among others, seasonal aspects.

We are filing this Registration Statement on Form 10-SB, or Registration Statement, with the Securities and Exchange Commission (the SEC), in order to become a reporting company under the Securities Exchange Act of 1934, as amended. Once this Registration Statement becomes effective under the Exchange Act, we will be obligated to file periodic reports under the Exchange Act.

PART I

Item 1. Description of Business.

(a) Business: Peer Review Mediation and Arbitration, Inc., (“Peer Review“, “PRMA”, “We”, “Our” or the “Company”) was organized under the laws of the State of Florida on April 16, 2001. We have been conducting business operations ever since, primarily focused on the creation and continual development of our proprietary Peer Review Enterprise Operating System and Data Archive and Member Physician Consulting Panel. These resources are available via our Internet web site, www.peerreviewboard.com.

On February 11, 2005, Peer Review acquired all of the outstanding common shares of Independent Review, Inc. (“IRI”), Texas corporation, in exchange for 75,000 unregistered shares of our Common Stock. IRI is engaged in providing medical case reviews to the Texas Insurance Commission, pursuant to a license from the State of Texas.

(b) Overview:

Our service enables subscribers, Attorneys, Insurance Claims Agents, Healthcare Providers and Consumers, the ability to quickly and efficiently search and engage medical experts for a variety of medical consulting projects. PRMA maintains a network of more than 14,000 independent physicians as members of its Peer Review Board, available to assist in areas such as:

•	Expert medical opinions and testimony

•	Legal case evaluation and strategy

•	Assessment of damages

•	Case valuation

•	Medical peer review and chart review

•	Independent medical review

•	Quality and utilization review

•	Medical case management

•	Medical second opinion

Healthcare spending is the fastest growing segment of the country's GNP hitting $1.3 Trillion in 2001. Insurance plans pay out more than $310 billion dollars each year, while public funding exceeds $450 billion dollars annually for medical care. To further complicate the market forces, the Federal and State Mandates are directing managed care providers and insurance companies to dramatically step up their quality review programs.

Insurance companies, attorneys, doctors and other health care providers are seeking ways to minimize their risk by increasing protection of their business interests, assets and clients. Add to this equation, claims paid by casualty insurance carriers and it is obvious that an enormous demand exists for quality peer review assistance and medical litigation support from reputable medical experts. PRMA will initially focus its attention on defense and plaintiff's attorneys, insurance companies, managed care organizations, hospitals and nursing homes as its primary Subscribers. For personal injury attorneys, increased profitability means more efficient caseload management. With the litigation support provided by PRMA board members, attorneys can achieve their goals of quickly eliminating non-meritorious cases (those cases that, because they have very little probability of receiving a positive verdict, the attorney will NOT be compensated) and expediting settlement of meritorious cases. By settling a case as soon as possible, an attorney saves time and money while creating the opportunity to handle a larger caseload. An effective and efficient search for medical experts that specifically matches the unique needs of the case will also strengthen the case for the attorney's client. Plaintiff's attorneys are aware that less than thirty percent of all medical malpractice cases result in some level of indemnification and that insurance companies prevail in eighty percent of the cases that eventually go to a verdict. These statistics compel attorneys to obtain medical expert reviews as quickly as possible when taking on a new case to determine the validity of a case and to allow a successful disposition in the shortest time possible.

Insurance companies can rely on PRMA services in an increasingly diverse manner including quality and utilization review, quality oversight, medical case management and peer evaluation. In matters pertaining to treatment decisions being evaluated by the Peer Review Organization (PRO), the insurance company or health care provider will be able to easily obtain impartial, objective third-party support and expert medical testimony from members of our Peer Review Board. PRMA provides its clients with valid, reliable and credible defense assisting them in reaching their desired outcome. In the ever-increasing litigious environment surrounding the healthcare and insurance industries, Peer Review Mediation and Arbitration offers an essential resource for attorneys, insurance companies and other health professionals.

Legal Consulting

With well over one million attorneys practicing law in the United States and over thirty thousand firms specializing in personal injury, there is a significant market segment of the legal industry ideal for Peer Review Mediation and Arbitration. When a personal injury case is brought to an attorney, that attorney must evaluate liability and causation. He or she must assess damages, place a value on the case, determine the case strategy and obtain expert medical reports. The attorney must also review and organize medical records, interrogatories and depositions, as well as any necessary medical research.

Medical experts are used for legal support by both the plaintiff and the defense. When there is a group of attorneys acting on the behalf of the plaintiff, one will find a like group, acting in a similar manner on behalf of the defense. This means that Peer Review offers a valuable service necessary and applicable to both sides in a litigation case maximizing the Company's market potential within the legal community. Casualty insurance companies provide coverage that pays the medical and hospital bills as well as whatever a court might award (up to the limits of the coverage) for someone injured in a situation that a court might regard as negligent in nature, by their client. In these instances, the insurance company would have needs similar to defense attorneys. Out of the thousands of casualty insurance companies (those covering personal injury) approximately 400 of them belong to the American Insurance Association. Companies belonging to this association alone, write more than $60 billion dollars in premium each year. Private healthcare insurance companies write over $75 billion dollars in premium and pay out more than $60 billion dollars in claims each year. Across the healthcare industry, costs associated with medical negligence are estimated at over $30 billion dollars each year.

An attorney for the plaintiff in many states, must file an "affidavit of merit", attesting that the attorney has obtained a written opinion of a physician who finds the plaintiff's claim to have merit. PRMA seeks to provide a subscriber with over 14,000 medical experts to serve and expedite this process. Medical experts, in assessing damages and valuing cases, ensure that the attorneys from both sides approach negotiations with a true understanding of the case's settlement value. Experienced experts know what influences insurance companies to settle and, through case evaluation, can help develop case strategy, presentations and materials designed to produce a quick settlement. In case evaluations, well-qualified expert witnesses will often charge from $300 to $700 per hour to review all the records and render an opinion - with no guarantee that he/she will testify in the case. Attorneys may have to interview as many as twenty-five experts before finding two or three willing to testify for their position. Complex cases often require several expert witnesses. PRMA enables subscribers to avoid the typical hit or miss process of locating appropriate and credible medical experts that will support their objectives and ultimately testify for their case. Attorneys desire greater efficiencies in this process to achieve their overall financial goals. PRMA helps its subscribers to reduce the time and effort necessary in these types of cases, creating a far more cost-effective process. PRMA facilitates an advanced search methodology allowing attorneys to rapidly identify a number of potential medical experts from the Peer Review Board with wide ranging specialties, backgrounds and expertise. For a law firm specializing in personal injury, more efficient caseload management means increased profitability. For other law firms representing clients typically on the defense, a deeper reservoir of medical experts will reduce their liabilities and payouts.

Medical Review

In addition to legal support, insurance companies, Managed Care Organizations (such as HMOs and PPOs), Hospitals, nursing homes and other health care providers are becoming increasingly dependent on objective third-party support for medical decision-making, peer evaluation, quality assurance, utilization review, case management, quality oversight, as well as in litigation cases requiring case valuations and expert testimony. Peer Review Mediation and Arbitration assists insurers and health care companies achieve their goal of assuring their members, patients and the public of delivering proper and necessary health care without quality compromise. This has become a critical foundation for continued business for all health care providers, but especially for HMOs and insurers as legislation supporting a Patients' Bill of Rights is passed in various states, and soon to be enacted at the national level.

Peer Review Board Members are ideal for developing and monitoring quality assurance programs for a variety of health care entities. Standards for quality review for health plans and Medicare providers intensify every year, necessitating the assistance of independent, objective specialists external to the organization. PRMA is especially beneficial to managed care organizations, hospitals and nursing homes undergoing utilization review and case evaluations brought before the Peer Review Organization. The Peer Review Organization (PRO) program is administered by the Health Care Financing Administration (the branch of the federal government that administers Medicare and Medicaid) and is designed to monitor and improve utilization and quality of health care for Medicare beneficiaries. Their mission is to ensure the quality, effectiveness, efficiency, and economy of health care services provided. The PRO responds to quality of care complaints from consumers and appeals filed if an insurance company denies a service, or terminates, or refuses to pay for a service that the insured believes should be covered.

When an HMO, for example, is being investigated for quality of care concerns or is defending a medical decision, the HMO can obtain documentation, develop supportive defense and locate appropriate medical expert witnesses, independent from the organization, to back up their cases. The appeal process allows insurance companies to demonstrate why a treatment may not be medically necessary or appropriate. Peer Review Mediation and Arbitration can play an invaluable role by extending third party, objective corroboration. Another one of PRO's many objectives is to improve the quality of healthcare services to ensure routine delivery of high-quality medical care. With this being a prominent objective, PRMA can also be tapped by health care providers to assist in development of quality improvement programs. Publicizing their achievements in quality improvements and their association with Peer Review Mediation and Arbitration, health care providers gain enhanced credibility, public support and patient confidence, leading to improved sales and customer loyalty, so critical to long-term viability in the market place. Peer Review Mediation and Arbitration offers a unique opportunity for hospitals, insurance companies and other health care providers to differentiate themselves in their respective markets while achieving greater cost efficiencies and positively impacting corporate goals.

Competition:

Presently there are approximately 350 individuals and small companies unlicensed and licensed in the various states that require licensing, who are approved as IRO and which provide independent case utilization reviews for the state operated workmen’s compensation and insurance boards, along with litigation support. Generally each state distributes cases to its licensed IRO’s on a rotational basis. These companies are mostly regional in nature without technology innovation and a small panel of consultants or "in-house" employees. To our knowledge, there is no firm or enterprise other than PRMA that has an extensive, national Medical Consultant representation base nor a proprietary technology platform to facilitate all related work flow requirements.

Employees

The Company currently has 10 full time employees including Willis B. Hale - Chairman of the Board and Chief Executive Officer; and David W. Larry - Corporate Secretary.

Reporting Company

We are voluntarily submitting this Form 10 SB registration statement under the Securities Act of 1934, as amended, (“the “Act”) to qualify as a reporting entity under the Act; primarily for the purposes of enhancing our ability to attract additional management personnel, potential private and institutional investors, and our anticipated continual search for viable business entities as possible future acquisition targets

Available information:

Once we become a reporting company under the Exchange Act, any person or entity may read and copy our reports with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxies and informational statements on public companies may be viewed by the public.

Item 1A. RISKS ASSOCIATED WITH OUR BUSINESS

The Risk and other factors set forth in this Registration Statement, as well as any other cautionary language in this report, provide examples of risks, uncertainties and events, which may cause our actual results to differ materially from the expectations we described in our forward-looking statements. We do not undertake any obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

We are a development Stage Enterprise and lack operating history.

We devote significant time and capital to create our proprietary technology platform and panel of medical experts. There is no assurance that we will ever generate sufficient income to offset our expenses, or that our technology will be viable and useful. We have a limited operating history so it will be difficult for you to evaluate an investment in our common stock. We do not have an established source of revenue sufficient to cover our operating costs to allow us to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to successfully compete, operate profitably and/or raise additional capital through other means.

Unless we can reverse our history of losses, we will have to discontinue operations.

If we are unable to achieve or sustain profitability, or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations. We will need to generate significant revenues to achieve profitability and we may be unable to do so. We expect that our expenses will continue to increase and there is no guarantee that we will not experience operating losses and negative cash flow from operations for this fiscal year or for the foreseeable future. If we do not achieve or sustain profitability, then we may be unable to continue our operations.

We will need additional capital financing in the future.

We will be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, develop new niche services, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

Substantial Financing Required.

We currently have limited working capital, which will not be sufficient to attain our goals. Management is evaluating and formulating financing plans to enhance our ability to fund operations. Included among those methods being considered is filing a registration statement under the Securities Act of 1933, as amended, (“Securities Act”) to offer those shares to the public, or the registration of common shares underlying the Non-Employee Stock Options which we issued and sold 116,590 in 2006, and intend to issue and sell 600,000 in 2007, to accredited investors. We may also need additional funding which may not be available when needed. However, if we issue additional securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.

Industry Competition.

 The case management, case utilization, expert opinion and testimony consulting business is presently a fragmented industry with many small organizations providing experts on a local or regional basis. Our services are being offered through our interactive Internet web technology and data archive, with no history of successful operations.

Government Regulation.

As with all business entities including those specifically engaged in providing business-to-business services, as well as to and the general public, we are subject to a wide range of ever-changing Federal, state and local statutes, rules and regulations, including: the Act and Securities Act; Anti-Trust Laws; Labor Relations Laws; Federal and State Labor (Wage & Hour) Laws; the Americans With Disabilities Act, and the Occupational & Safety Health Administration (OSHA) and other government regulatory mandates.

The loss of our founder and Chief Executive Officer would have a material adverse affect on our business and prospects.

Our success is dependent on the efforts and abilities of our founder, Chief Executive Officer, and Chairman of the Board, Willis Hale. The loss of our founder could have a material adverse effect on our business and prospects. We do not carry any life insurance on Mr. Hall.

 Broad Discretion of Management and Voting Control.

Management has total discretion as to the methods and ultimately the securing and application of future working capital funding. Upon completion of this Registration, and for the foreseeable future, the voting control will remain with the present control shareholders.

If we cannot attract, retain, motivate and integrate additional skilled personnel, our ability to compete will be impaired.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

Our officers and directors are indemnified against certain losses, and we do not carry Officer & Director insurance, so we may be exposed to costs associated with litigation.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional un-reimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

 No Cash Dividends.

We have not paid any cash dividends, nor do we anticipate the payment of cash dividends at any time in the near future. No assurances are intended or implied that cash dividends will ever be paid to shareholders. Our Board periodically will reevaluate this dividend policy taking into account our operating results, capital needs, and the terms of our existing financing arrangements and other factors.

No Public Trading Market

Presently there is no public trading market for any securities issued by us. No representations are made, intended, nor should any be implied, that an active public trading market for any of our securities will ever develop or, if developed, would continue for any specific length of time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Our initial litigation support services include independent advisory and support services to insurance companies, healthcare providers and attorneys. Using either our online interactive system, or our consulting services where we perform the case management and all necessary searches, our Subscriber Clients (“Clients”) can find one or assemble a panel of experts for medical case management, quality review, and legal case evaluation anywhere in the nation. We provide our clients with restricted access to our data archive of thousands of doctors, all of whom by becoming members of Peer Review, have agreed to provide their services to our clients and each of whom is willing to participate on behalf of our clients in related areas such as - case evaluation; case strategy; damage assessment; case valuation; and expert witness testimony. Our service gives subscribers the ability to efficiently gain relevant input and information regarding specific medical cases, obtain detailed analysis and reports, and gather corroborating evidence in support of many matters relating to dispute resolution, personal injury and medical malpractice. Subscribers to our services can authorize their own claims agents, attorneys or paralegals to directly access our website, or at their option, we can perform the search and related case management services in house.

We believe that presently there is a substantial, and ever increasing demand for experts in the healthcare and insurance industries, as well as to provide consultation to both plaintiff and defense attorneys. Peer Review will fill a significant deficiency in these industries. The time and money related to finding experts in assorted medical fields is very costly. By subscribing to our web based services our Clients will be able to quickly, efficiently, and cost effectively fill their needs in the medical expert and evaluation field. Our services provide users - insurance companies, attorneys, and others - the ability to draw upon the vast knowledge of our archive of independent medical consultants - for healthcare and insurance companies, in the areas of case management, utilization review, and oversight; for attorneys, case review, case evaluation and expert witness testimony. By providing resources that have not been otherwise available in as comprehensive a manner as we offer, we believe that our company can become an imperative resource for attorneys, insurance companies and healthcare entities throughout the world.

Objectives.
•	To provide the most comprehensive and efficient 'expert testimony and peer review' services available.
•
To be the acknowledged leader in providing access to peer review, quality review and case management experts in the medical field supporting the insurance and managed care industries, hospitals and other healthcare providers.

•
To provide superior peer review and medical expertise in the areas of personal injury, medical malpractice and professional liability to insurance companies, attorneys, medical doctors, and others using web site promotions in these particular areas.

•	To provide easy access to healthcare and insurance companies and attorneys when an expert medical opinion or evaluation is needed.
•	To provide superior customer service to our Subscribers and Peer Review Board Members.

Peer Review offers consulting services using an extensive electronic archive of medical professionals; the size and breadth of which are unmatched by other providers in the medical consulting industry. Our service, offered primarily through our interactive Private Network Application, we can enhance or help to provide quality improvement initiatives throughout the healthcare marketplace. Insurance companies, healthcare providers and attorneys will gain extensive knowledge, support and peer evaluation, which is essential in today's legal environment. Management is client focused, recognizing and serving the unique needs of the insurance, legal and medical professionals. By doing so, we expect to provide needed and cost effective solutions to our litigious medical industry and society in general.

Recent regulatory mandates and pending legislation are compelling the healthcare, insurance and legal industries to seek independent medical review. Our market research demonstrates strong demand and support for PRMA’s service. We believe that our innovative business model and broad market application position us with first-to-market competitive advantages. Our management has varied expertise, including financing, technological development, operational management, strategic marketing and business development. We have reached a critical mass of medical professionals in excess of 17,000 physicians, each of who has established a contractual consulting relationship with Peer Review.

Peer Review’s services are in providing medical quality and utilization review, case management, medical evaluation and expert testimony for attorneys, insurance companies, managed care organizations, hospitals, nursing homes and other health care providers. Subscribers are healthcare entities and legal professionals routinely involved in cases regarding medical malpractice, personal injury, standard of care issues and quality review. Attorneys will come to depend on the service for case evaluations (how bad is the injury, long term costs to client, etc.), medical expert opinion and testimony, as well as other aspects of review for potential litigation.

Industry Analysis.

In the United States, public news reports indicate that Personal Injury costs are well over $200 billion annually. Media estimates are that over 30 million people are accidental injury victims, which lead to an emergency room visit each year and possibly to potential litigation. Additionally, on an annual basis, there are tens of thousands of people who will suffer an injury that could possibly be determined to be the result of a medical mistake.

In the United States, the number of personal injury cases filed each year increases by an approximate average of 20 percent per year. This figure does not include the majority of cases since most are settled without having ever been filed in court. Yet, a majority of all lawsuits involve personal injury in some form or manner. It’s been reported in the news that healthcare providers, insurers and plans pay out as much as $1 trillion each year and combined Medicare and Medicaid annual payouts exceed $450 billion dollars each year for medical coverage. These statistics prove that the medical care industry represents a staggering portion of the nation's economy. These numbers are in addition to payouts in the casualty insurance industry. It is little wonder why insurance companies, attorneys, and doctors are seeking to protect their assets, their clients and themselves.

Market Analysis.

Initially, we are focusing our efforts on companies engaged in providing healthcare, insurance and legal services as the end users of our consulting services. For a Personal Injury attorney, increased profitability means more efficient caseload management. With the outside litigation support that we provide, attorneys can achieve the goals of quickly eliminating non-meritorious cases (those cases that, because they have very little probability of receiving a positive verdict, the attorney will NOT get paid for) and expediting settlement of meritorious cases. By settling a case as soon as possible, an attorney can eliminate unnecessary expenditures, while also having more time to focus on other cases.

Healthcare companies, insurers and attorneys, will be able to use our service for case management and utilization review in an increasingly diverse manner. In matters pertaining to treatment being evaluated by the Peer Review Organization (PRO), the insurance company will be able to easily obtain expert medical consultants through the use of PRMA’s service. In defending a medical decision or malpractice case, subscribers will use PRMA to gain corroborating support and the upper hand with the review panel or jury. Peer Review offers a critical resource for attorneys, insurance companies and healthcare providers.

Market Segmentation.

A. Attorney Services/Legal Support:  It is believed that there are tens of thousands of attorneys nationwide whose practices specialize in handling personal injury matters; representing a significant segment of the legal industry. When a personal injury case is brought to an attorney, that attorney must first evaluate liability and causation. He or she must assess damages, evaluate and strategize the case, and obtain and review expert reports. The attorney must also review and organize medical records, interrogatories and depositions, as well as any necessary medical research. Both plaintiff and the defense attorneys use medical expert witnesses. When there is a group of attorneys acting on the behalf of the plaintiff, one will find a like group, acting in a similar manner on behalf of the defense. This means that Peer Review provides a service that is relevant to both sides in a litigation case and which will impact thousands of attorneys. Generally the attorney for the plaintiff must file an "affidavit of merit", attesting that the attorney has obtained a written opinion of a physician who finds the plaintiff’s claim to have merit. Presently our service allows a subscriber quick access thousands of physicians and medical experts to facilitate this requirement.

A medical expert, in assessing damages and valuing cases, ensures that the attorneys from both sides approach negotiations with a true understanding of the case's settlement value. Experienced experts know what influences insurance companies to settle and, through case evaluation, can help develop case strategy, presentation, and materials designed to dismiss a case or to produce a quick settlement. For case evaluations, well-qualified expert witnesses will often charge $300-$700 per hour to review all the records and render an opinion - with no guarantee that he/she will testify in the case. Attorneys may have to go through as many as 20 to 25 experts before finding 2 to 3 willing to testify for them. Our service enables Subscribers to avoid the hit or miss processes of identifying a qualified physician willing to review and opine in a case and to also testify when and if the time comes. All of the Peer Review Board Members have already established their willingness to be medical experts.

PRMA Search: A search using PRMA’s service allows an attorney to identify a number of qualified medical experts from the more the thousands of medical professionals presently in our network with wide ranging specialties, and then select the ones that most meet the case-specific needs. Our proprietary system offers myriad searchable parameters, so that clients can obtain results more closely matching their requirements. Peer Review's services in instances such as these can save a user substantial time and money. A law firm specializing in personal injury can increase its profitability through more efficient caseload management. Our service ensures that the caseload management is efficient and cost effective.

Provider (Third Party Payees) Services: In addition to the above, we anticipate that insurers will be subscribing for our consulting services for case management, utilization review and oversight, valuations, and expert testimony. Healthcare companies can fulfill their goal of always helping to deliver proper and necessary healthcare. Casualty insurance companies provide coverage that pays the medical and hospital bills as well as whatever a court might award (up to the limits of the coverage) for someone injured in a situation that a court might regard as negligent in nature, by their client. In these instances, the insurance company would have the same needs and uses for Peer Review's services, as does a Personal Injury attorney. In utilization reviews, by subscribing to our service, insurance companies will have written analysis as well as medical expert witnesses to support their cases. In cases brought before the Peer Review Organization (PRO), this can be an invaluable service. One of PRO's many objectives is to improve the quality of healthcare services. The organization has a process of educating physicians and providers on the review process and quality of care expectations. Also, they will review Medicare services ($214 billion per year) provided and, determine; medical necessity, appropriate setting, and quality of care. The organization allows covered individuals to file an appeal if the insurance company denies a service, or terminates, or refuses to pay for a service that the insured believes should be covered. When this is done, our service can be a significant asset for an insurance company. The healthcare group or insurance company's risk evaluation team will eliminate a tremendous amount of time spent on research and/or development of information with our service.

The access to a medical expert team and review board of the size that Peer Review provides cannot be matched or, the cost savings realized, in time or money. We make the search a far less time and manpower consuming effort when there is a need for expert evaluation and expert testimony. There is also an appeal process that allows insurance companies to demonstrate why a treatment may not be medically necessary and what is a proper charge for various services. By subscribing to Peer Review, an insurance company will have available the many resources necessary to make a strong case of its views. Out of the thousands of casualty insurance companies, those that cover personal injury, approximately 400 of these companies belong to the American Insurance Association. Companies belonging to this association alone, write more than $60 billion dollars in premium each year. Private healthcare insurance companies write over $75 billion dollars in premium and also, pay out more than $60 billion dollars each year. In addition, in a separate segment of the industry, the cost of medical negligence is estimated at over $30 billion dollars each year. We believe that by subscribing to Peer Review's services, insurers, healthcare providers and law firms can reduce their costs through more efficient case management and greater access to a wider variety of expert opinion sources. Additionally they may enhance their market advantages.

Regulatory Agency Reviews. Peer Review intends to qualify in every state that provides for independent case or utilization reviews by qualified licensed independent review organizations. As discussed in Item following, Peer Review’s initial foray into this line of business occurred with the 2005 acquisition of IRI. We are currently applying to several states and have already been qualified and licensed in Texas, Arkansas, and Colorado.

Strategy. The scope of our market strategy necessitates that we maintain an extensive and diverse network of multidisciplinary medical professionals. Recruiting physicians will continue to be a critical focus of marketing and development. With more than seventeen thousand doctors currently represented in our Membership base of participating experts we have the ability to demonstrate a competitive market position and successfully deliver on the stated goal of supplying detailed search and referral service in a quick, efficient manner. Peer Review will target defense and plaintiff attorneys, insurance companies and healthcare providers as its initial subscriber market. The marketing strategy will communicate a specific value proposition that meets and exceeds the needs of each target market. Although there are many commonalties among the market segments, there are some requirements and benefits that are unique to each particular target market. Tailoring a strategy for each market will strengthen our market position and competitive edge.

Environmental Matters

Peer Review is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on Peer Review’s operations and is not expected to have a material impact on the Company or its operations in the future.

Item 3. Description of Property.

Real Property

At the present time, we do not own any real estate. Currently we rent approximately 8,000 sq. ft. of prime office space in Boca Raton, Florida, from a corporation controlled by our CEO. We believe that the rental cost is comparable for similar space in the area. The annual rent plus costs for the current year (2007) is $ 240,000; for 2006 it was $ 238,000; and for 2005 it was $ 230,000 The Company also leases space for IRI on a verbal month-to-month basis of approximately $8,400 annually.

Intellectual Property.

We take all reasonable and necessary precautions to protect our proprietary software, but can give or make no assurance that others will not in the future replicate our methods and cause harm to our efforts.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth each person we know to be the beneficial owner of five percent or more of our common stock, all directors and officers individually and as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Each share of the Series II Convertible Preferred stock has one vote in all shareholder matters, as do the common shares.

Name and Address Of Beneficial Owners (4)	Amount and Nature of Beneficial Ownership		Percentage of Ownership (1)		Percentage of Ownership Assuming Fully Diluted (2)
	Common Shares	Series II Preferred	Common Shares	Series II Preferred	Common Shares	Percent
More than 5% beneficial ownership
Advisory Board Members as a group	410,050	- 0 -	5.1%	- 0 -	410,050	4.5%
Executive Officers and Directors:
Hale Family Trust (3) 1450 S. Dixie Highway, Suite 201 Boca Raton, FL 33431	4,900,000	345,000	60.9%	34.50%	5,245,000	57.1%
David Larry 6842 SW 18th Court No. Lauderdale, FL 33068	200,000	- 0 -	2.5%	-0-	200,000	2.2%
All executive Officers, Directors as a group (2 persons)	5,100,000	345,000	63.4%	34.50	5,445,000	59.3%
(1) Based on 8,050,915 shares of our common stock issued and outstanding.
(2) Based on 9,182, 405 shares of our common stock issued and outstanding after conversion of the 1,000,000 Series II Preferred Stock we have issued and outstanding, plus the exercise of 131,490 non-employee stock options convertible into 131,490 shares of our common stock.
(3) Willis Hale, the Chief Executive Officer of the Company, is the trustee of the Hale Family Trust, dtd 06/01/2007.
(4) Unless otherwise noted, the address for each person or group is c/o PRMA 1450 S. Dixie Hwy, Ste. 300, Boca Raton, FL 33432

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Name		Positions and Offices Held

Willis B. Hale	53	Chairman of the Board/CEO/President

David W. Larry	74	Secretary and Director

Willis B. Hale, 53, is the founder of Peer Review, and has been Chairman of the Board, Chief Executive Officer and President from inception (June 2001) to the present. He was the founder (2000) and has served in similar capacities with Merge Media, Inc., presently a non-operating company. From 1993 to 1998 Mr. Hale was a corporate development advisor creating a variety of business plans, medical treatment protocols, state licensing program for mortgage brokerage, online merchant accounts and accounting systems, streaming video and a wide range of related technology activities. Since 1998 he has served as CEO for eBIZNet.com Inc. (now ProMed Alliance International, Inc., currently a shell company awaiting an appropriate merger, acquisition or business plan for its own development. ProMed trades on the Pink Sheet’s Electronic trading board under the symbol PNDL). Mr. Hale is currently the control shareholder of ProMed. From 1973 through 1976 he was a Maintenance Officer, Advanced Avionics systems for the U.S. Navy (at Pensacola, Florida) and from 1971 to 1973 he studied Environmental engineering at the University of Tennessee. He also attended the University of West Florida, studying Business Administration.

David W. Larry, 74, has been Secretary and a member of the board of directors since 2003. Mr. Larry was CEO of Micro Bytes Computer Centers, Inc. from its inception in 2001 to 2003. Prior to that, he had been engaged as a product design and development consultant since 1985. Mr. Larry is a 1960 graduate of the University of Florida having received an engineering degree. Over the course of his career as an employee of private defense contractors, he was involved in a variety of aerospace electronic design and development programs for NASA and the U.S. Air Force. Additionally, he has designed, developed and manufactured a variety of electronic equipment for the steel-coin operated game, security and emergency medical industries.

POSSIBLE CONFLICTS OF INTEREST

Conflicts of interest and non-arms length transactions may arise in the future. By resolution of the board of directors, Peer Review has adopted a policy that it will not - without the written consent of the Shareholders, enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. No Officer shall receive any compensation for finding or negotiating a future acquisition or other business transaction.

INVESTMENT COMPANY ACT OF 1940

Although Peer Review will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, management believes that we will not be subject to regulation under the Investment Company Act of 1940 insofar as Peer Review will not be engaged in the business of investing or trading in securities. In the event Peer Review engages in business combinations, which result in our holding passive investment interests in a number of entities Peer Review could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have not obtained, nor do we contemplate obtaining any formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940. Any violation of such Act would subject Peer Review to material adverse consequences.

Item 6. Executive Compensation.

(a) Compensation. The following compensation was paid to (or accrued by) our officers in its last fiscal year.

SUMMARY COMPENSATION TABLE
		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other annual compensation ($) (e)	Restricted stock award(s) ($) (f)	Securities under- lying options/ SARs (#) (g)	LTIP payouts ($) (h)	All other compen- sation ($) (i)
Willis B Hale, CEO	2006	175,000	-0-	-0-	-0-	-0-	-0-	-0-
David W. Larry, Secretary	2006	26,000	-0-	-0-	-0-	-0-	-0-	-0-

(b) Option/SAR Grants in Last Fiscal Year (Individual Grants).
No stock option or stock appreciation rights were granted by Peer Review during 2006. By written consent pursuant to Florida Statutes, the shareholders of Peer Review approved the adoption of the “2001 Equity Incentive Plan”, established to comply with IRS requirements for a Qualified Incentive Stock Option Plan. The board of directors may authorize the issuance of shares and or options to acquire shares, as incentives for services contributed or to be contributed for the benefit of Peer Review. This plan covers Directors, Officers, Employees, Consultant and Advisors. Presently there are no other - retirement, pension, profit sharing, medical, insurance or other similar employee benefit plans.

OPTION/SAR GRANTS IN LAST FISCAL YEAR
Individual grants					Potential realizable value at assumed annual rates of stock price appreciation for option term		Alternative to (f) And (g): grant date value
Name (a)	Number of securities underlying option/SARs granted (#) (b)	Percent of total options/SARs granted to employees in fiscal year (c)	Exercise of base price ($/Sh) (d)	Expiration date (e)	5% ($) $ (f)	10% ($) $ (g)	Grant date present value $ (h)
Willis B. Hale, CEO	-0-	-0-	-0-	-0-	-0-	-0-	-0-
David W. Larry, Secretary	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(c) Aggregated Option/SAE Exercises in Last Fiscal Year And Fiscal Year-End Option/SAR Values.
 None

(d) Long Term Incentive Plans-Awards in Last Fiscal Year.

Peer Review has no long-term incentive plans other than the Incentive Stock Option Plan described above.

(e) Compensation of Directors

None.

Although no payments to Directors have been made, they may be reimbursed for actual expenses incurred for each annual meeting of the Board which they attend.

(f) Employment Contracts

Peer Review has an employment contract with Willis B. Hale, our CEO. A copy is filed as an exhibit to this Registration Statement. Mr. Hale is to receive the sum of $175,000per year for the duration of the Agreement. Unpaid sums are accrued on the books of the corporation and are payable as and when we have sufficient working capital to fund our current needs.

(g) Report on Repricing of Options/SARS.

Peer Review has not re-priced any options or stock appropriation rights in its last fiscal year.

Item 7. Certain Relationships and Related Transactions.

In exchange for the issuance of an aggregate of 6,430,000 shares of its $0.001 par value Common Stock In April and May 2001, we acquired certain assets, and compensated several individuals for their services in formulating and effecting the establishment of the Peer Review entity. During that period we also issued 150,000 shares of Series I Convertible Preferred, valued at par value, to a consultant for services. The Series I shares were cancelled in December 2005 with the consent of the holder, and in consideration of an additional issuance of 25,000 Common shares.

In June of 2004 we entered into an acquisition agreement whereby we agreed in exchange for the issuance of 200,000 shares of our common stock, to acquire 100% of the shares of ProVerus Corporation, a Florida corporation that had been established by the seller to continue the development and marketing of several software based technology applications. Pursuant to the mutual consent of the parties the transaction was rescinded. This transaction was terminated by the mutual consent of the parties and the Peer Review shares were returned and cancelled. With regard to this matter there are no legal proceedings, by or against us, either pending or contemplated to our knowledge.

On August 4, 2004 an Agreement was entered into with Merge Media, Inc., (“Merge”) whereby the 1,000,000 shares of PRMA’s Common stock owned by Merge were surrendered in an even exchange for the issuance of a like number of new shares of PRMA’s authorized Series II, $0.001 par value Convertible Preferred Shares. The terms of this Agreement called for the distribution by PRMA of the Series II Preferred shares directly to the shareholders of Merge. Each Series II Preferred share may be converted into One $0.001 par value Common share, at no additional cost, any time subsequent to the first anniversary of their issue date. As of December 31, 2005 the shares owned by Merge Media were converted into an equal number of shares of the Series II Preferred shares and distributed to the individual shareholders of Merge Media, Inc. in a distribution pursuant to our Amended Form D filed with the Securities and Exchange Commission on December 15, 2004. Those shares remain restricted and transferable subject to compliance with the Securities Act of 1933, as amended.

On February 11, 2005, Peer Review acquired all of the outstanding common shares of Independent Review, Inc. (“IRI”), Texas corporation, in exchange for 75,000 unregistered shares of our Common Stock. IRI is engaged in providing medical case reviews to the Texas Insurance Commission, pursuant to a license from the State of Texas. The IRI shares were acquired in exchange for 75,000 of the Company's common shares with no readily available market price The Exchange of Shares Agreement is filed herewith as Exhibit 9.

ITEM 8. Description of Securities.

Common Stock. PRMA is authorized to issue 45,000,000 shares of Common Stock, par value of $0.001 per share. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding Preferred Stock. Upon a liquidation, dissolution or winding up of the corporation, the holders of Common Stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, and subject further only to the prior rights of any outstanding Preferred Stock. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered herein will be, when issued and paid for, fully paid and non-assessable. Cumulative voting in the election of directors is not permitted and the holders of a majority of the number of outstanding Shares will be in a position to control the election of directors, at a general shareholder meeting, and may elect all of the directors standing for election. We have no present intention to pay cash dividends to the holders of Common Stock.

Preferred Stock.

Although we are not registering our preferred stock, we are authorized pursuant to our Articles of Incorporation to issue up to 5,000,000 shares of Preferred Stock with 1,000,000 shares have been designated as Series I convertible preferred stock ("Series I"). The Series I has a par value $.001, is convertible into three shares of the Company's common stock with no further consideration, issued upon terms and conditions as may be designated by the Board of Directors at or prior to issuance. No Series I shares were outstanding as of March 31, 2007. A further 1,000,000 shares have been designated as Series II convertible preferred stock ("Series II"). The Series II has a par value $.001, and is convertible into one share of the Company's common stock one year after the first public market trading date of PRMA's common stock with no further consideration. 1,000,000 Series II shares were outstanding as of March 31, 2007. In addition, the Company has designated 1,000,000 shares as Series III convertible preferred stock ("Series III"). The Series III has a par value of $.001, and is convertible into one share of the Company's common stock at any time with no further consideration, and automatically converts to common stock on the third anniversary of the issue date. No Series III shares were outstanding as of December 31, 2005 and 2006, and March 31, 2007. The balance of 2,000,000 shares remains as “no par value undesignated Preferred Stock”.

All shares of the designated and the undesignated Preferred Stock are issuable on such other terms and conditions as the board may determine at or prior to issuance, without further action of the stockholders. Such preferred shares may or may not be: issued in series, convertible into shares of Common Stock, redeemable by the corporation and entitled to cumulative dividends. Other terms and conditions may be imposed at the time of issuance. Should some or all of the outstanding or future issues of convertible preferred stock be exchanged for shares of Common Stock, the resulting increase in the number of issued and outstanding Shares may or may not have a depressive effect on the market value of the Common Stock. Unless specifically issued without such rights, the holders of Preferred Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Future issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede an acquisition or other business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our shareholders the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

Voting Rights. Each share of authorized Capital Stock (common stock and preferred stock) is entitled to one vote. Cumulative voting in the election of directors is not permitted and the holders of a majority of the number of outstanding shares will be in a position to control the election of directors, at a general shareholder meeting, and may elect all of the directors standing for election.

Non- Employee Stock Options

Each Non-Employee Common Stock Purchase Options (“Purchase Options”) will entitle the holder to purchase one share of our Common Stock at the price of the initial public offering price, exercisable within 90 days of an effective registration statement at the initial public offering price. Commencing immediately after our Common Stock is publicly trading, and for 90 days thereafter, we may redeem the Purchase Options at $0.05 per Purchase Option, upon mailing a notice of redemption. The exercise price of the Purchase Option and the number of shares of Common Stock that may be issued upon the exercise of the Purchase Option will be adjusted by the sole discretion of the Board upon the occurrence of specific events, including stock dividends, stock splits, combinations or reclassifications of our Common Stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger other than a consolidation or merger in which we are the surviving corporation, or sale of all or substantially all of our assets, in order to enable the Purchase Option holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Purchase Option. The holder of any Purchase Option may exercise the Purchase Option by surrendering notifying us within the first 90 days after our Common Stock has become publicly trading, with the subscription form properly completed and executed, together with payment of the exercise price. No fractional shares will be issued upon the exercise of the Purchase Option. The exercise price of the Purchase Option bears no relationship to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered in this offering.

   We may make such modifications to the Purchase Option as we consider necessary and desirable that do not adversely affect the interests of the Purchase Option holders. We may, in our sole discretion, lower or higher the exercise price of the Purchase Option after a period of no less than 30 days prior written notice to the Purchase Option holders.

Holders of the Purchase Options have no voting rights until such time as the Purchase Options are exercised and our underlying Common Stock is issued to the holder. Upon the issuance of our Common Stock to the holders of the Purchase Options, the holders shall have the same rights as any other shareholder owning our Common Stock. The Company had no non-employee stock options outstanding options in 2004 or 2005. During 2006 the Company issued 116,590 common stock purchase options for $5,830 in cash, allowing the holder to purchase one share of common stock per option, exercisable within 90 days of an effective registration statement at the initial public offering price. No options were exercised, expired or were cancelled, leaving a year end 2006 balance of 116,590 non-employee stock options outstanding. During the three months ended March 31, 2007 the Company issued 14,900 common stock purchase options, allowing the holder to purchase one share of common stock per option, exercisable within 90 days of an effective registration statement at the initial public offering price. No options were exercised, expired or were cancelled, leaving a March 31, 2007 balance of 131,490 non-employee stock options outstanding. The Company intends to issue and sell under 4(2) exemption from registration under the Securities Act an additional 600,000 non-employee common stock purchase options, allowing the holder to purchase one share of common stock per option, exercisable within 90 days of an effective registration statement at the initial public offering price. However, there is no assurance that the Company will issue and sell any additional non-employee stock options.

PART II.

Item 1. Market Price and Dividends on Registrant’s Common Equity and Related Stockholder Matters.

As of the date of this filing, there are 714 shareholders of record of the common stock. All presently issued and outstanding shares were issued pursuant to exemptions from registration afforded by Section 4(2) and or Rule 506, Regulation “D”, of the Securities Act of 1933. There is no public market for the Company's common stock. As of March 31, 2007, 8,050,915 shares issued and outstanding are deemed to be “restricted securities” as defined in Rule 144 under the Securities Act. None of the restricted shares may be sold except pursuant to a Registration Statement or an exemption under the Securities Act of 1933, as amended. Thereafter, restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. There is no trading market for Peer Review's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Penny Stock. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Pee Review, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

I. (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
II. In order to approve a person's account for transactions in penny stocks, the broker or dealer must
    (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
III. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,
    (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. It is required that monthly statements are sent to holders disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Dividend Policy

Peer Review has not paid any cash dividends to date, and has no plans to do so in the future. We have not declared or paid any cash dividends on our common stock.  We presently intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not have plans to pay cash dividends in the near future.

Future public sales of shares of our common stock will only be permissible pursuant to appropriate exemptions from registration, or providing that such shares offered for sale are covered by an effective registration statement, or in compliance with Rule 144 under the Act. Sales in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts. While presently there are no shares of PRMA that are qualified as “free trading”, we anticipate that at some point in the future there will be free trading shares available, and we would then seek the services of an NASD licensed market-maker to submit the appropriate Form 15c-211 to the National Association of Securities Dealers, Inc. for the purpose of obtaining trading privileges for our shares. We cannot provide any assurance that our common stock will ever be quoted in the electronic "pink sheets", the NASDAQ OTC Bulletin Board, on NASDAQ or another exchange.

Item 2. Legal Proceedings.

We entered into a Consent Order with the State of Georgia, which acting on a complaint by a shareholder, asserted that Merge Media/Ebiznet, Inc. [a non-operating affiliate of Peer Review] and Peer Review of offering and selling securities in Georgia in violation of the securities laws of that State. One accredited investor purchased shares of Merge Media in 2000. The shareholder did not purchase shares of Peer Review, but received shares as part of the distribution of Merge Media’s shares to its shareholders. Due to our failure to timely respond to the State of Georgia, the Georgia Secretary of State obtained a default judgment. In order to settle the matter without incurring further costs and expenses, we negotiated a Consent Agreement and Order with the Georgia Secretary of State, and without our admitting or denying the allegations, we have offered a full rescission to the shareholder of her original $15,000 investment, which she accepted and payment in full was made to her and we made full payment of the fine imposed to cover the State of Georgia’s costs, the State of Georgia agreed that the Judgment against Peer Review will be vacated. The Consent Order is filed herewith as Exhibit 10.

In October 2005 the Company commenced legal action in the District Court of the 62nd Judicial District, Hopkins County, Texas against a former officer of the Company's subsidiary Independent Review, Inc., alleging, among other things, that the former officer had breached his fiduciary duties to the Company and was attempting to operate IRI without proper authority. A control dispute ensued between the parties, until in September 2006 the District Court of the 345th Judicial District, Travis County, Texas, where the case had been moved, ruled that PRMA owned 100% of IRI. A law firm which represented the Company temporarily during the proceedings, has asserted that the Company owes the firm approximately $31,500 in legal fees, which the Company disputes as unearned.

There are no other known legal proceedings, by or against us, either pending or contemplated to our knowledge.

Item 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Peer Review has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

Item 4. Recent Sales of Unregistered Securities.

In connection with the organization of Peer Review, during the period from April 2001 (inception) through March 31, 2007, we issued a total of 8,050,915unregistered shares of common stock, to a total of 714 holders of record, including our founder, our corporate Secretary as well as to a former consultant. In issuing all of said shares we relied upon Section 4(2) of the Securities Act, as an exemption from registration of shares issued in non-public transactions. In 2004, pursuant to Regulation D, Rule 506, of the Securities Act we sold 278,451shares to accredited investors. In 2005, pursuant to Regulation D, Rule 506, of the Securities Act we sold 368,944 shares to accredited investors. In 2006, pursuant to Regulation D, Rule 506, of the Securities Act we sold 259,740 shares to accredited investors. From January 1st, 2007 till March 31, 2007, pursuant to Regulation D, Rule 506, of the Securities Act we sold 14,875 shares to accredited investors. Additionally during 2005, 25,000 restricted Common shares were issued as consideration for the cancellation of all of the outstanding shares of our Series I Convertible Preferred.

No underwriter was involved in any of the aforesaid securities issuance transactions. We believe that all of the shares issued by us were done so in transactions that did not involve a public offering, and were made in reliance upon an exemption from registration provided by Rule 506 and or Section 4(2) of the Securities Act.

ITEM 5. Indemnification of Directors and Officers.

Section 607.0850 of the General Corporation Law of the State of Florida provides that the Articles of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii)(relating to liability for unauthorized acquisitions or redemption of, or dividends on, capital stock) of the General Corporation Law of the State of Florida, or (iv) for any transaction from which the director derived an improper personal benefit. Pee Review's Articles of Incorporation contains the following provision: “Article 10. This Corporation may indemnify any Officer or Director, or any former Officer or Director, the full extent permitted by law.”

Insofar as Indemnification for Liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, Officers or Persons controlling Peer Review pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

PART F/S

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado 80014
Telephone (303)306-1967
Fax (303)306-1944

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Peer Review Mediation And Arbitration, Inc.
Boca Raton, Florida

I have audited the accompanying consolidated balance sheets of Peer Review Mediation And Arbitration, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peer Review Mediation And Arbitration, Inc. as of December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficit and stockholders' deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Aurora, Colorado
June 12, 2007
RONALD R. CHADWICK, P.C.

PEER REVIEW MEDIATION AND ARBITRATION, INC.
CONSOLIDATED BALANCE SHEETS

	Dec. 31,	Dec. 31,	Mar. 31, 2007
	2005	2006	(Unaudited)

ASSETS

Current assets
Cash	$100,953	$288,568	$46,581
Accounts receivable	6,043	3,697	5,200
Marketable securities		116,463	89,687
Total current assets	106,996	408,728	141,468

Fixed assets	54,218	57,750	64,777
Less accumulated depreciation	(21,119)	(32,305)	(35,310)
Other assets	1,065
	34,164	25,445	29,467

Total Assets	$141,160	$434,173	$170,935

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued payables	$42,020	$52,283	$56,904
Due to related parties	1,578,743	1,870,928	1,974,252
Notes payable - current portion	6,522	22,118	22,118
Total current liabilties	1,627,285	1,945,329	2,053,274

Notes payable	27,404
Total Liabilities	1,654,689	1,945,329	2,053,274

Stockholders' Equity
Preferred stock, Series II, $.001 par value;
1,000,000 shares authorized; convertible;
1,000,000 issued and outstanding	1,000	1,000	1,000
Common stock, $.001 par value;
45,000,000 shares authorized;
7,776,300, 8,036,040 & 8,050,915
issued and outstanding	7,776	8,036	8,051
Additional paid in capital	4,545,770	5,961,794	6,036,154
Accumulated deficit	(6,068,075)	(7,468,284)	(7,917,639)
Accumulated other comprehensive income (loss)		(13,702)	(9,905)
Total Stockholders' Equity	(1,513,529)	(1,511,156)	(1,882,339)

Total Liabilities and Stockholders' Equity	$141,160	$434,173	$170,935

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

			Three Months	Three Months
	Year Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31, 2006	Mar. 31, 2007
	2005	2006	(Unaudited)	(Unaudited)

Revenue	$143,354	$79,455	$1,950	$47,503

Expenses:
Depreciation	10,741	11,186	2,711	3,005
Selling, general and administrative	2,411,176	1,465,304	325,163	489,116
	2,421,917	1,476,490	327,874	492,121

Loss from operations	(2,278,563)	(1,397,035)	(325,924)	(444,618)

Other income (expense)
Interest income	44
Interest (expense)	(3,660)	(2,452)	(768)	(760)
Realized gain (loss) on securities	-	(722)	-	(3,977)
	(3,616)	(3,174)	(768)	(4,737)

Income (loss) before provision
for income taxes	(2,282,179)	(1,400,209)	(326,692)	(449,355)

Provision for income tax	-	-	-	-

Net income (loss)	$(2,282,179)	$(1,400,209)	$(326,692)	$(449,355)

Other comprehensive income (loss) -
net of tax
Unrealized gain (loss) on securities		(13,702)		3,797

Comprehensive income (loss)	$(2,282,179)	$(1,413,911)	$(326,692)	$(445,558)

Net income (loss) per share
(Basic and fully diluted)	$(0.30)	$(0.18)	$(0.04)	$(0.06)

Weighted average number of
common shares outstanding	7,612,661	7,906,170	7,791,888	8,043,478

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock Series I		Preferred Stock Series II				Accumulated Other Compre.	Stock- holders'
	Shares	Amount $.001 par	Shares	Amount	Shares	Amount	Paid in Capital	Accumulated Deficit	Income (loss)	Equity

Balances at December 31, 2004	8,407,356	$8,406	150,000	$150	-	$-	$2,713,828	$(3,785,896)	$-	$(1,063,512)

Sales of common stock	110,119	111					721,639			721,750

Compensatory stock issuances	158,825	159					1,254,444			1,254,603

Common stock exchanged for Preferred Series I	25,000	25	(150,000)	(150)			125			-

Preferred Series II exchanged for Common stock	(1,000,000)	(1,000)			1,000,000	1,000				-

Acquisition of subsidiary	75,000	75					(144,266)			(144,191)

Income (loss) for the year								(2,282,179)		(2,282,179)

Balances at December 31, 2005	7,776,300	$7,776	-	$-	1,000,000	$1,000	$4,545,770	$(6,068,075)	$-	$(1,513,529)

Sales of common stock	217,740	218					994,903			995,121

Compensatory stock issuances	42,000	42					300,333			300,375

Sales of common stock options							5,830			5,830

Paid in capital							114,958			114,958

Unrealized gain (loss) on securities									(13,702)	(13,702)

Income (loss) for the year								(1,400,209)		(1,400,209)

Balances at December 31, 2006	8,036,040	$8,036	-	$-	1,000,000	$1,000	$5,961,794	$(7,468,284)	$(13,702)	$(1,511,156)

Sales of common stock	14,875	15					73,615			73,630

Sales of common stock options							745			745

Unrealized gain (loss) on securities									3,797	3,797

Income (loss) for the period								(449,355)		(449,355)

Balances at March 31, 2007 - (Unaudited)	8,050,915	$8,051	-	$-	1,000,000	$1,000	$6,036,154	$(7,917,639)	$(9,905)	$(1,882,339)

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Three Months	Three Months
	Year Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31, 2006	Mar. 31, 2007
	2005	2006	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities:
Net income (loss)	$(2,282,179)	$(1,400,209)	$(326,692)	$(449,355)

Adjustments to reconcile net income to
net cash provided by (used for)
operating activities:
Depreciation	10,741	11,186	2,711	3,005
Accounts receivable	(5,441)	(2,346)	(8,773)	(1,503)
Other assets	400	1,065	1,065
Accrued payables	37,285	10,263	7,596	4,621
Due to related parties	387,365	261,665	75,391	94,038
Compensatory stock issuances	1,254,603	300,375
Realized (gain) loss on sale of securities		722		3,977
Net cash provided by (used for)
operating activities	(597,226)	(817,279)	(248,702)	(345,217)

Cash Flows From Investing Activities:
Fixed assets	(2,951)	(3,532)		(7,027)
Sales of marketable securities		5,581		39,679
Net cash provided by (used for)
investing activities	(2,951)	2,049	-	32,652

(Continued On Following Page)

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued From Previous Page)

			Three Months	Three Months
	Year Ended	Year Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Mar. 31, 2006	Mar. 31, 2007
	2005	2006	(Unaudited)	(Unaudited)
Cash Flows From Financing Activities:
Notes payable - borrowings	42
Notes payable - payments	(38,324)	(11,808)	(1,740)
Sales of common stock	721,750	995,121	209,083	73,630
Sales of options		5,830		745
Net cash provided by (used for)
financing activities	683,468	989,143	207,343	74,375

Unrealized (gain) loss on securities		13,702		(3,797)

Net Increase (Decrease) In Cash	83,291	187,615	(41,359)	(241,987)
Cash At The Beginning Of The Period	17,662	100,953	100,953	288,568

Cash At The End Of The Period	$100,953	$288,568	$59,594	$46,581

Schedule of Non-Cash Investing and Financing Activities

In 2005 the Company issued 75,000 common shares for all the outstanding common shares of
Independent Review, Inc., valued at $(114,191).
In 2006 the Company recorded paid in capital of $114,958 from related party debt relief.

Supplemental Disclosure

Cash paid for interest	$3,810	$2,678	$817	$-
Cash paid for income taxes	$-	$-	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

PEER REVIEW MEDIATION AND ARBITRATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, December 31, 2006, & March 31, 2007 (Unaudited)

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Peer Review Mediation And Arbitration, Inc. (“PRMA”, the “Company”), was incorporated in the State of Florida on April 16, 2001. The Company provides peer review services and expertise to law firms, medical practitioners, insurance companies, hospitals and other organizations in regard to personal injury, professional liability and quality review.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of PRMA and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

Income tax

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (“SFAS 109”). Under SFAS 109 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2005 and 2006 the Company had net operating loss carryforwards of approximately $6,000,000 and $7,500,000 that begin to expire in 2021. The deferred tax asset of approximately $2,400,000 and $2,900,000 in 2005 and 2006 created by the net operating losses have been offset by a 100% valuation allowance. The change in the valuation allowance in 2005 and 2006 was $890,050 and $546,082.

PEER REVIEW MEDIATION AND ARBITRATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Net income (loss) per share

The net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common outstanding. Warrants, stock options, and common stock issuable upon the conversion of the Company's preferred stock (if any), are not included in the computation if the effect would be anti-dilutive and would increase the earnings or decrease loss per share.

Property and equipment

Property and equipment are recorded at cost and depreciated under the straight line method over each item's estimated useful life. At December 31, 2005 and 2006, and March 31, 2007 the Company had an office equipment balance of $54,218, $57,750, and $64,777, with corresponding accumulated depreciation of $21,119, $32,305, and $35,310. Depreciation expense for each period was $10,741, $11,186 and $3,005.

Revenue recognition

Revenue is recognized on an accrual basis as earned under contract terms.

Financial Instruments

The carrying value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and due to related parties, as reported in the accompanying balance sheets, approximates fair value.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company regularly reviews the carrying value of intangible and other long-lived assets for the existence of facts or circumstances, both internally and externally, that may suggest impairment. If impairment testing indicates a lack of recoverability, an impairment loss is recognized by the Company if the carrying amount of a long-lived asset exceeds its fair value.

Products and services, geographic areas and major customers

The Company derives revenue from fees paid by users and subscribers for access to and use of the Company's database of consulting professionals, and for quality review of insurance cases, although it does not separate these activities into operating segments. The Company's sales are external and domestic. In 2005 one customer accounted for approximately 77% of sales, while in 2006 and the first quarter of 2007 sales were to a larger and more diverse customer base.

PEER REVIEW MEDIATION AND ARBITRATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Marketable Securities

The Company's marketable securities are classified as available-for-sale, are presented in the balance sheets at fair market value, and consist entirely of equity securities. Gains and losses are determined using the specific identification method. The change in unrealized gains and losses in 2006 and the three months ended March 31, 2007 was $(13,702) and $3,797.

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) under Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for reporting and display of comprehensive income and its components. Unrealized gains (losses) from marketable securities are reported as other comprehensive income (loss) in the consolidated statements of income and comprehensive income and as accumulated other comprehensive income (loss) in stockholders’ equity.

Stock based compensation

The Company accounts for employee and non-employee stock awards under SFAS 123(r), whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.

Recent Accounting Pronouncements

In March 2005, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS 123(r) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The Company has adopted the provisions of SFAS No. 123(r) which are effective in general for transactions entered into or modified after June 15, 2005. The adoption did not have a material effect on the results of operations of the Company.

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement

PEER REVIEW MEDIATION AND ARBITRATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company has adopted the provisions of SFAS No. 154, which are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption did not have a material effect on the results of operations of the Company. In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. The Company has adopted the provisions of SFAS No. 155, which are effective in general for financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The adoption did not have a material effect on the results of operations of the Company.

In March 2006, the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The Company has adopted the provisions of SFAS No. 156, which are effective in general for an entity's fiscal year beginning after September 15, 2006. The adoption did not have a material effect on the results of operations of the Company.

In December 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”, to improve consistency and comparability in fair value measurements, and to expand related disclosures. The Company has adopted the provisions of SFAS No. 157, which are effective for financial statements for fiscal years beginning after November 15, 2007. The adoption did not have a material effect on the results of operations of the Company.

NOTE 2. RELATED PARTY TRANSACTIONS

As of December 31, 2005, 2006 and March 31, 2007 the Company owed related parties $1,578,743, $1,870,928, and $1,974,252 for working capital advances and rent.

NOTE 3. LEASE COMMITMENT

The Company rents space under an office lease from a corporation controlled by an officer. The lease expires in 2011, is noncancellable, and carries no additional renewal option. The required monthly payment is $14,000 plus costs of approximately $5,158 per month. Rent expense incurred under the lease in 2005, 2006 and for the three months

PEER REVIEW MEDIATION AND ARBITRATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LEASE COMMITMENT (Continued):

ended March 31, 2007 was approximately $230,000, $238,000, and $60,000. Subsequent to December 31, 2006 future minimum payments under the lease are approximately $1,170,000 including $238,296 per year from 2007 through 2010, and $218,438 in 2011. The Company also leases space at an additional location on a verbal month-to-month basis at approximately $700 per month.

NOTE 4. NOTES PAYABLE

At December 31, 2005, 2006, and March 31, 2007 the Company had a note payable to a bank of $33,926, $22,118 and $22,118. The note bears interest at 8% per annum, is secured by various Company assets, and requires monthly principal and interest payments of $750 with a balloon payment of approximately $21,000 due in November 2007 to retire the note. The note is also due on demand at the lender's discretion.

Interest expense for the years ended December 31, 2005 and 2006, and for the three months ended March 31, 2007 amounted to $3,660, $2,452 and $760 respectively. Accrued interest related to the note payable was $226, $0, and $760 at December 31, 2005 and 2006, and March 31, 2007.

NOTE 5. ACQUISITION

On February 11, 2005, the Company acquired all of the outstanding common shares of Independent Review, Inc. ("IRI") in a transaction accounted for as a purchase. IRI's business is similar to that of the Company's, namely insurance case review and expert testimony. The IRI shares were acquired in exchange for 75,000 of the Company's common shares with no readily available market price. The purchase value of IRI was recorded at the net deficit of IRI on the date of purchase of $(144,191), with allocations based on fair value, of $16,414 to cash and other current assets, $32,197 to accounts payable, $72,250 to notes payable, and $56,158 to related party payables. Results of operations from the acquisition have been consolidated from February 11, 2005 forward.

Pro forma revenues, net income (loss) and earnings per share of the Company, assuming that IRI was acquired at the beginning of 2004 and 2005, are shown below.

	2004	2005

Pro forma revenue	$295,772	$164,367

Pro forma net income (loss)	$(2,105,250)	$(2,281,544)

Pro forma net income (loss) per share	$(.25)	$(.30)

Pro forma weighted average common
shares outstanding	8,381,047	7,687,661

PEER REVIEW MEDIATION AND ARBITRATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. STOCKHOLDERS’ EQUITY

Common stock

The Company as of December 31, 2005 and 2006, and March 31, 2007 had 45,000,000 shares of authorized common stock, $.001 par value, with 7,776,300, 8,036,040, and 8,050,915 shares issued and outstanding.

Preferred stock

The Company as of December 31, 2005 and 2006, and March 31, 2007 had 5,000,000 shares of authorized preferred stock, out of which 1,000,000 shares have been designated as Series I convertible preferred stock ("Series I"). The Series I has a par value $.001, is convertible into three shares of the Company's common stock with no further consideration, and is issuable upon terms and conditions as may be designated by the Board of Directors at or prior to issuance. No Series I shares were outstanding as of December 31, 2005 and 2006, and March 31, 2007. A further 1,000,000 shares have been designated as Series II convertible preferred stock ("Series II"). The Series II has a par value $.001, and is convertible into one share of the Company's common stock one year after the first public market trading date of PRMA's common stock with no further consideration. 1,000,000 Series II shares were outstanding as of December 31, 2005 and 2006, and March 31, 2007. In addition, the Company has designated 1,000,000 shares as Series III convertible preferred stock ("Series III"). The Series III has a par value of $.001, and is convertible into one share of the Company's common stock at any time with no further consideration, and automatically converts to common stock on the third anniversary of the issue date. No Series III shares were outstanding as of December 31, 2005 and 2006, and March 31, 2007.

Stock options

At December 31, 2005 and 2006, and March 31, 2007 the Company had stock options outstanding as described below.

Non-employee stock options

The Company accounts for non-employee stock options under SFAS 123(r), whereby option costs are recorded based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Unless otherwise provided for, the Company covers option exercises by issuing new shares.

The Company had no outstanding options in 2004 or 2005. During 2006 the Company issued 116,590 common stock purchase options for $5,830 in cash, allowing the holder to purchase one share of common stock per option, exercisable within 90 days of an

PEER REVIEW MEDIATION AND ARBITRATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. STOCKHOLDERS’ EQUITY (Continued):

effective registration statement at the initial public offering price. No options were exercised, expired or were cancelled, leaving a year end 2006 balance of 116,590 non-employee stock options outstanding. During the three months ended March 31, 2007 the Company issued 14,900 common stock purchase options for $745 in cash, allowing the holder to purchase one share of common stock per option, exercisable within 90 days of an effective registration statement at the initial public offering price. No options were exercised, expired or were cancelled, leaving a March 31, 2007 balance of 131,490 non-employee stock options outstanding.

Employee stock options

The Company accounts for employee stock options under SFAS 123(r). Unless otherwise provided for, the Company covers option exercises by issuing new shares. There were no employee stock options issued or outstanding in 2005 or 2005, or during the three months ended March 31, 2007.

Stock option plan

As part of an overall Company compensation program, the Company in May 2001 adopted a stock option plan called "The Peer Review Mediation And Arbitration, Inc. 2001 Stock Option Plan" (the Plan"). The Plan provides a means whereby directors and officers, employees, consultants, contractors and others may be granted incentive stock options and/or nonqualified stock options to purchase shares of the Company's common stock, in order to attract and retain the services of such persons. The number of shares subject to option under this Plan cannot exceed 1,500,000. The conditions of each option grant, including exercise price and length of term, shall be set by the Plan administrator. In no event shall the term of any incentive stock option under the Plan exceed ten years, or five years if granted to an optionee owning 10% or more of the stock of the Company. As of December 31, 2005 and 2006, and March 31, 2007 no options had been granted under the Plan.

NOTE 7. LEGAL PROCEEDINGS

In October 2005 the Company commenced legal action in the District Court of the 62nd Judicial District, Hopkins County, Texas against a former officer of the Company's subsidiary Independent Review, Inc., alleging, among other things, that the former officer had breached his fiduciary duties to the Company and was attempting to operate IRI without proper authority. A control dispute ensued between the parties, until in September 2006 the District Court of the 345th Judicial District, Travis County, Texas, where the case had been moved, ruled that PRMA owned 100% of IRI.

A law firm which represented the Company temporarily during the proceedings, has asserted that the Company owes the firm approximately $31,500 in legal fees, which the Company disputes as unearned.

PEER REVIEW MEDIATION AND ARBITRATION, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. GOING CONCERN

The Company has suffered recurring losses from operations and has a working capital deficit and stockholders' deficit, and in all likelihood will be required to make significant future expenditures in connection with continuing marketing efforts along with general administrative expenses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company may raise additional capital through the sale of its equity securities, through an offering of debt securities, or through borrowings from financial institutions. By doing so, the Company hopes through increased marketing efforts to generate greater revenues from sales of its web based peer review, consulting, and quality review services to the medical and legal professions and to insurance companies. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern.

PART III.

ITEM 1. INDEX TO EXHIBITS.

Attached hereto are the exhibits as required.

ITEM II. DESCRIPTION OF EXHIBITS

EXHIBIT
Number	DESCRIPTION

3.1	Articles of Incorporation, filed with the State of Florida on April 16, 2001.
3.1.1	Amendment to Articles of Incorporation, filed with the State of Florida on October 12, 2004.
3.2	Restated By-Laws adopted April 2006.
3.3	Specimen stock certificates

10.1	Acquisition Agreement with Independent Review, Inc.
10.2	2001 Equity Incentive Plan - adopted by Shareholders on
10.5	Consent Order with Georgia
10.6	Non-Employee Stock Option Agreement

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Peer Review Mediation and Arbitration, Inc.

By:	/s/Willis B. Hale
Willis B. Hale
Chief Executive Officer

June 22, 2007

III-1